UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Denman, Gary L.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu|8/16/9|M   | |25,000            |(A)|$5.50      |                   |      |                           |
e                          |9     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|8/16/9|F   | |8,286             |(D)|$8.563     |21,919.2752(2)     |(D)   |                           |
e                          |9     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|      |    | |                  |   |           |174.265(3)         |(I)   |By Plan Trust              |
e                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$16.00  |     |    | |           |   |(4)  |3/8/0|Common Stock|40,000 |       |40,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |5    |            |       |       |            |   |            |
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Employee Stock Option |$23.19  |     |    | |           |   |(4)  |9/21/|Common Stock|20,000 |       |20,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$18.31  |     |    | |           |   |(4)  |9/26/|Common Stock|25,000 |       |25,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$5.50   |8/16/|M   | |25,000     |D  |(4)  |7/24/|Common Stock|25,000 |       |25,000      |(D)|            |
(right to buy)        |        |99   |    | |           |   |     |07   |            |       |       |            |   |            |
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Employee Stock Option |$7.875  |     |    | |           |   |(5)  |5/28/|Common Stock|200,000|       |200,000     |(D)|            |
(right to buy)        |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Employee Stock Option |$8.062  |7/28/|A   |V|40,000     |A  |1/28/|7/28/|Common Stock|40,000 |       |40,000      |(D)|            |
(right to buy)        |        |99   |    | |           |   |00   |09   |            |       |       |            |   |            |
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Cash Comp Repl Option |(6)     |     |    | |           |   |(7)  |(7)  |Common Stock|34,039 |       |34,039      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On August 16, 1999, Mr. Denman exercised an option to purchase 25,000 shares of stock. Mr. Denman paid the exercise price by trading-in a total of 5,205 shares, along with a cash payment of $92,929.58, and paid the tax withholding by the Company's retention of 3,081 shares, leaving him a total of 16,714 new shares; (2) Includes
5,205.2752 shares purchased under the Company's Employee Stock Purchase Plan;
(3) Units of GRC International
Stock Fund held in the Company's Deferred Income Plan; (4) 50% exercisable 2 years after grant; 75% exercisable
3 years after grant; and 100% exercisable 4 years after grant; (5) 50% exercisable 1 year after grant and 100% exercisable 2 years after grant; (6) Exercise prices ranging from $1.299 to $9.429; (7) Options granted in lieu of salary or bonus otherwise payable. 80% exercisable upon grant; 90% exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration date, expires 3 years after employee's termination.